# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ventyx Biosciences, Inc., CIK 0001851194
CUSIP: 92332V107
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12790 El Camino Real, Suite 200, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 03/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193125-21-313476
Filed by CIK 0001889184
Persons authorized to receive notices and communications: Somasundaram Subramaniam, New Science Ventures, 500 West Putnam Avenue, Suite 400, Greenwich, Connecticut (CT), 06830, (212) 688-5100; Leland S. Benton, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, District Of Columbia (DC), 20004, (202) 739-3000

## Reporting persons
- NSV Investments I, L.P. (CIK 0001889184): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 3,143,114; sole dispositive power 0; shared dispositive power 3,143,114; aggregate amount beneficially owned 3,143,114 (4.4% of the class)
- NSV Partners III, L.P. (CIK 0001309180): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,524,720; sole dispositive power 0; shared dispositive power 4,524,720; aggregate amount beneficially owned 4,524,720 (6.4% of the class)
- NSV Partners III GP, LLC (CIK 0001889601): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,524,720; sole dispositive power 0; shared dispositive power 4,524,720; aggregate amount beneficially owned 4,524,720 (6.4% of the class)
- Somasundaram Subramaniam: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 57,762; shared voting power 5,367,663; sole dispositive power 57,762; shared dispositive power 5,367,663; aggregate amount beneficially owned 5,425,425 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Ventyx Biosciences, Inc.
Address of issuer's principal executive offices: 12790 El Camino Real, Suite 200, San Diego, California (CA), 92130
Comment: This Amendment No. 12 ("Amendment No. 12") amends the Statement of Beneficial Ownership on Schedule 13D jointly filed with the Securities and Exchange Commission (the "Commission") by NSV Investments I, L.P., a Delaware limited partnership, NSV Partners III, L.P., a Delaware limited partnership, NSV Partners III GP, LLC, a Delaware limited liability company and Somasundaram Subramaniam, a United States citizen (collectively, the "Reporting Persons"), on October 29, 2021, and amended on September 21, 2022, December 16, 2022, December 30, 2022, March 2, 2023, March 22, 2023, April 6, 2023, July 11, 2023, July 19, 2023, March 8, 2024, March 13, 2024 and June 26, 2024 (as amended, the "Schedule 13D"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Ventyx Biosciences, Inc. (the "Issuer"). Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

On March 10, 2025, NSV Investments I, L.P., which holds certain shares beneficially owned by the Reporting Persons, authorized the distribution of 1,735,306 shares of Common Stock to its limited partners (the "NSV I Distribution").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

Rows (11) and (13) of each of the cover pages to this Amendment No. 12, which are hereby incorporated by reference, state the aggregate number and percentage of Common Stock outstanding owned by each Reporting Person, in each case following the NSV I Distribution, based on, in the cases of NSV Investments I, L.P., NSV Partners III, L.P. and NSV Partners III GP, LLC, (i) 71,130,054 shares of Common Stock outstanding as of February 24, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Commission on February 28, 2025, and in the case of Mr. Somasundaram Subramaniam and (ii) an additional 57,762 shares of Common Stock acquirable upon the exercise of vested stock options held by Mr. Subramaniam. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, this does not include a further 33,000 shares of Common Stock acquirable upon the exercise of unvested stock options held by Mr. Subramaniam, which are not currently exercisable within 60 days, and which shall vest on the earlier of (a) June 6, 2025 or (b) the day prior to the date of the next Annual Meeting of the Issuer's stockholders, subject to Mr. Subramaniam continuing to be a Service Provider (as defined in the Issuer's 2021 Equity Incentive Plan) through such vesting date.

Mr. Subramaniam disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The shares of Common Stock beneficially owned by the Reporting Persons consist of: (i) 3,143,114 shares owned by NSV Investments I, L.P., (ii) 1,381,606 shares owned by NSV Partners, III, L.P., (iii) 434,423 shares owned by New Science Ventures, LLC, (iv) 408,520 shares owned by NSV Partners II, LLC, and (v) 57,762 shares acquirable upon the exercise of vested stock options held by Mr. Subramaniam.

Mr. Subramaniam is the majority member and managing member of each of New Science Ventures, LLC and NSV Partners II, LLC, and may be deemed to share voting and dispositive power over the (i) the 434,423 shares of Common Stock owned by New Science Ventures, LLC, and (ii) the 408,520 shares of Common Stock owned by NSV Partners II, LLC.

Additionally, Mr. Subramaniam is the majority member and managing member of NSV Partners III GP, LLC, which is the general partner of NSV Partners III, L.P., which is the general partner of NSV Investments I, L.P. Each of Mr. Subramaniam, NSV Partners III GP, LLC, and NSV Partners III, L.P. may be deemed to share voting and dispositive power with NSV Investments I, L.P. over the 3,143,114 shares of Common Stock owned by NSV Investments I, L.P. Mr. Subramanian, NSV Partners III, L.P. and NSV Partners III GP, LLC may be deemed to share voting and dispositive power with NSV Partners III, L.P. over the 1,381,606 shares of Common Stock owned by NSV Partners III, L.P.

Accordingly, Mr. Subramaniam has sole voting and dispositive power over 57,762 shares underlying his vested stock options, and shared voting and dispositive power over 5,425,425 shares of Common Stock, as detailed above.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

See Item 4 of Amendment No. 12, which is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented to include the disclosure in Item 5 of Amendment No. 12 regarding Mr. Subramaniam's stock options.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibit:

Exhibit J - Ventyx Biosciences, Inc. 2021 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Issuer's Annual Report on Form 10-K, dated March 23, 2023).

## Signatures
- NSV Investments I, L.P.: /s/ Tom Lavin, Tom Lavin/Partner (03/12/2025)
- NSV Partners III, L.P.: /s/ Tom Lavin, Tom Lavin/Partner (03/12/2025)
- NSV Partners III GP, LLC: /s/ Tom Lavin, Tom Lavin/Partner (03/12/2025)
- Somasundaram Subramaniam: /s/ Somasundaram Subramaniam, Somasundaram Subramaniam (03/12/2025)